

January 8, 2015

Via E-mail
Mr. Ian Kidson
Chief Financial Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

> **Re: Progressive Waste Solutions Ltd.**
> **Form 40-F**
> **Filed March 28, 2014**
> **File No. 1-34370**

Dear Mr. Kidson:

We have reviewed your response dated December 23, 2014, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the year ended December 31, 2013

Exhibit 99.2 MD&A

Critical Accounting Estimates, page 41

1. Thank you for your response to comment 1 in your letter dated December 23, 2014. We have the following additional comments:
    - Please provide us with an analysis of how you have adjusted the "probability weighted expected cash flows" to reflect the inherent uncertainty of contractual award in the most recent calculations of the U.S. northeast reporting unit's fair value, including the test completed on April 30, 2013, and your latest calculation.
    - Please provide us with a description of material events occurring since 2013, including the reissuance of the RFP by DSNY and the developments discussed briefly in your Form 6-K filed on October 30, 2014, where you state, "certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, have made the likelihood

of being awarded the contract indeterminate at this time." Tell us the impact these events have had on your assumptions and testing methodology for your most recent test.

- Please describe for us the significant assumptions, methods, and results for the Step 1 test of impairment you expected to complete on or before December 31, 2014, and the Step 2 test, to the extent relevant and available.
- Tell us the relevant information you considered in developing your assumptions, such as information on competitors, the sites or vendors capable of servicing the unawarded portion of the contract, and the existence of any Letter of Intent, Memorandum of Understanding or similar agreement with the City of New York.
- Based on the magnitude of the assumed cash flows from the New York City long-term contract, describe for us your current understanding of the potential range of magnitude of an impairment loss that would result from the inability to secure a contract with the expect terms.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Era Anagnosti at (202) 551-3369, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief